Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, Illinois 60606

www.faegredrinker.com

August 27, 2024

VIA EDGAR TRANSMISSION

Brian Szilagyi

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cascade Private Capital Fund (Registration Nos. 333-277947; 811-23700)

Dear Mr. Szilagyi:

The following responds to the Staff’s comments that you provided by telephone on July 26, 2024, relating to annual reports of Cascade Private Capital Fund (the “Registrant” or the “Fund”) filed on Form N-CSR and Form N-CEN for its fiscal year ended March 31, 2024, each of which were filed with the Securities and Exchange Commission (“SEC”). For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Registrant’s response. All disclosure changes will be reflected in future shareholder reports or filings on Form N-CEN.

1.	Comment: Please confirm the accuracy of the amount disclosed in Item D.8.

Response: The Registrant will take steps to ensure that amounts in response to Item D.8 are accurately disclosed in future filings on Form N-CEN.

2.	Comment: Please explain why the NAV disclosed in Item D.11 differs from the financial highlights in the annual report.

Response: The Fund confirms that it will use the information in financial highlights in the annual report to complete Item D.11 of Form N-CEN in the future.

3.	Comment: Please explain why the date of change in investment adviser was not disclosed in a note to the financial highlights. See Form N-2 Item 4.1 General Instruction 7.

Response: The date of change in investment adviser was inadvertently omitted from the financial highlights. This note to the financial highlights will be added in future shareholder reports. The Registrant notes that the information was disclosed in a note to the financial statements.

4.	Comment: Please add a footnote in the financial highlights stating that the ratios of expenses and income do not reflect the proportionate share of expense and income of the underlying funds in which the Fund invests. See ASC 946-205-50-16.

Response: The footnote will be added as requested in future annual reports.

5.	Comment: In the trustees and officers’ disclosure on pgs. 31-32, please disclose the term of office of trustees and officers. See Item 24.4.e of Form N-2.

Response: The disclosure will be added as requested in future annual reports.

6.	Comment: The title of the individuals signing the certifications in Form N-CSR does not specifically include the title of principal executive officer or principal financial officer. Please confirm in correspondence that the individuals who signed the certifications provided with the filing are the principal executive officer and principal financial officer and going forward please confirm that such titles will be included in the signed certifications.

Response: The Registrant confirms that the individuals who signed the certifications provided with the filing are the principal executive officer and principal financial officer of the Registrant. The Registrant also confirms that going forward, such titles will be included in the signed certifications.

7.	Comment: We have noted that the audit opinion is dated beyond 60 days from the fiscal year end of the fund. Please explain how the Fund is in compliance with Rule 30e-1(d).

Response: The Registrant acknowledges the timing requirement of Rule 30e-1(d) and that it will take steps to ensure compliance with the Rule.

8.	Comment: Please explain why the Fund has not included the required disclosures regarding the valuation policy of the short-term investment held at period end. See ASC 946-235-50-5.

Response: The valuation policy of any short-term investment held at period end will be included in future shareholder reports.

9.	Comment: The Fund has a policy to invest up to 25% of its assets in one or more subsidiaries. Please explain in correspondence whether the Fund was in compliance with this policy at March 31, 2024.

Response: At March 31, 2024, the Registrant was in compliance with its policy in its prospectus regarding investment in subsidiaries.

10.	Comment: We note that the Fund held a shareholder meeting on February 26, 2024. Please explain why Item B.10 of Form N-CEN was marked “No.”

Response: Item B.10 of Form N-CEN was mistakenly marked “No.”

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at 312-569-1167.

Sincerely,

Veena K. Jain

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